SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Centuri Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

155923105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 155923105	Page 2

1.	NAME OF REPORTING PERSON Southwest Gas Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 71,665,592
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 71,665,592
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,665,592
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 81.0% (1)
12.	TYPE OF REPORTING PERSON CO

Based on 88,517,521 shares of Common Stock outstanding as of November 4, 2024, as reported in the Issuer’s Report on Form 10-Q for the period ended September 29, 2024 filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. 155923105	Page 3

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Centuri Holdings, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

19820 North 7th Avenue, Suite 120, Phoenix, Arizona 85027

ITEM 2(a)	NAME OF PERSON FILING:

Southwest Gas Holdings, Inc.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

8360 S. Durango Dr., Las Vegas, Nevada 89113

ITEM 2(c)	CITIZENSHIP:

Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (“Common Stock”)

ITEM 2(e)	CUSIP NUMBER:

155923105

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

ITEM 4	OWNERSHIP:

The information set forth in the cover page of this Schedule 13G is incorporated herein by reference.

CUSIP No. 155923105	Page 4

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 155923105	Page 5

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

SOUTHWEST GAS HOLDINGS, INC.

By:	/s/ Catherine Mazzeo
Name:	Catherine Mazzeo
Title:	Senior Vice President/Chief Legal, Safety and Compliance Officer and Corporate Secretary